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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                Amendment No. 1 to Notice of Exempt Solicitation

1. Name of the Registrant:

                                 Ameripath, Inc.
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2. Name of person relying on exemption:

                  MMI Investments, L.P. and MCM Management, LLC
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3. Address of person relying on the exemption:

                    152 West 57th Street, New York, NY 10019
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4. Written materials. Written material required to be submitted pursuant to Rule
   14a-6(g)(1) is attached.



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                              MILLCAP ADVISORS LLC

Please see the attached executive and valuation summaries of Millcap Advisors' opposition to the proposed Welsh Carson acquisition of AmeriPath, Inc. If you would like to discuss this further or would like additional detail on the calculations and analyses referred to herein, please contact Jerome Lande at
(212) 586-4333 or jlande@millcap.com.

Sincerely,
Jerome Lande


Forward Looking Statements
Certain statements in the attached Valuation Summary and Executive Summary that refer to "possible outcomes," "potential," "projected" or "expected" developments or performance, statements of belief, and descriptions of analyses are forward-looking statements, and actual results and outcomes could differ materially from those reflected in these materials, due to such factors as uncertainties with respect to the interest of other possible bidders for AmeriPath; conditions in the health care laboratory business; competitive conditions affecting AmeriPath; operational conditions affecting AmeriPath; actions that may or may not be taken by AmeriPath's board and management, stockholders, and advisers and Welsh Carson and its advisers; economic conditions and conditions in the financial markets generally; and the appraised value determined in dissenter's rights proceedings, which, net of expenses and costs that can be assessed, can be more or less than the price paid to shareholders in the transaction.

                                      MMI
                              MILLCAP ADVISORS LLC
                              152 West 57th Street
                               New York, NY 10019
                               Tel:(212)586-4333
                               Fax:(212)586-0340

                               EXECUTIVE SUMMARY


$21.25 PER SHARE IN A CHANGE OF CONTROL TRANSACTION DOES NOT REFLECT FAIR VALUE FOR AMERIPATH SHAREHOLDERS.

AMERIPATH SHAREHOLDERS ARE NOT WITHOUT RECOURSE TO CORRECT THIS SITUATION:

     1)  DO NOT SELL YOUR POSITION
         We should be able to do better - if shareholders hold their shares. Shares sold will generally wind up in the hands of arbitrageurs who can be expected to vote for this transaction - notwithstanding its shortcomings - absent a topping bid.

     2)  DO NOT COMMIT YOUR SHARES IN ANY WAY TO THIS DEAL
         If management, the Board or the investment banker think there is support for $21.25 they will be less likely to aggressively seek a higher price.

     3) BE PREPARED TO VOTE NO
        If SalomonSmithBarney and the Board fail to generate additional bids for AmeriPath, voting NO on this deal is the only way to retain your ability to exercise dissenter's rights in an effort to maximize the value of your shares.

     4) BE PREPARED TO EXERCISE DISSENTER'S RIGHTS
        If shareholders approve the deal, those who voted against can force an appraisal of their shares - a process we believe is likely to result in a higher valuation that the buyer only pays to those exercising dissenter's rights.

     5) BE VOCAL ABOUT YOUR CONVICTION THAT THIS TRANSACTION IS UNDER-PRICED AND THIS PROCESS IS ANTI-COMPETITIVE
         Call or write Board Members, SalomonSmithBarney, research analysts or business press. At a minimum respond if contacted. See contact information on the next page.

POSSIBLE OUTCOMES AS A RESULT OF FIRM RESOLVE BY SHAREHOLDERS AGAINST THE WELSH CARSON TRANSACTION INCLUDE:

     1) HIGHER BID BY A STRATEGIC ACQUIRER

     2) HIGHER BID BY ANOTHER PRIVATE EQUITY FIRM

     3) HIGHER BID BY WELSH CARSON

     4) GREATER VALUE THROUGH DISSENTER'S RIGHTS AND APPRAISAL

     5) IF $21.25 IS REJECTED, SALE OF STOCK IN 2003 AT A HIGHER PRICE BASED ON EXPECTED 2004 GROWTH
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
                            AMERIPATH INDEPENDENT BOARD MEMBERS:

              C. ARNOLD RENSCHLER                               HAYWOOD D. COCHRANE
               E. MARTIN GIBSON                               CHD Meridian Healthcare
                JAMES T. KELLY                            20 Burton Hills Blvd., Suite 200
              C/O AmeriPath, Inc.                               Nashville, TN 37215
          7289 Garden Road, Suite 200                           Tel: (615) 665-9500
            Riviera Beach, FL 33404                             Fax: (615) 665-1244
              Tel: (561) 845-1850
              Fax: (561) 845-0129




                                    SALOMONSMITHBARNEY:

                              Ralph Watts, Managing Director
                                   Tel: (212) 816-8706
                                   Fax: (212) 816-5996
                                 ralph.watts@citigroup.com



               RESEARCH ANALYSTS:                                 BUSINESS PRESS:

             Bill Bonello, Wachovia                         Andrew Morse, The Daily Deal
                (312) 574-5919                                     (415) 352-0112
           bill.bonello@wachovia.com                             amorse@thedeal.com

     Deborah J. Lawson, SalomonSmithBarney               Ambre Brown Morley, Bloomberg News
                (212) 816-1838                                     (609) 750-4501
            deborah.lawson@ssmb.com                            amorleyl@bloomberg.net

 Angie C. Samfilippo, US Bancorp Piper Jaffray              Scott Stuart, The Daily Deal
                (612) 303-1518                                     (212) 313-9200
              asamfilippo@pjc.com


                               VALUATION SUMMARY

         Millcap Advisors LLC, MMI Investments LP's advisor, has analyzed the financial implications of the proposed transaction with Welsh Carson and finds that under virtually all valuation parameters we consider relevant, including those principally referenced in fairness opinions, this deal is not fairly priced. Our various analyses are described below.

 1) 2003-2004 EARNINGS BRIDGE

     Were this deal to properly value 2004's expected earnings growth (or if we were to wait) we believe the deal value would be significantly higher. 2003's projected growth over 2002 in EBITDA and EPS is approximately 10% and 2% respectively according to Street estimates. HOWEVER, BASED ON HISTORICAL PERFORMANCE AND TRENDS, AS WELL AS OUR RECENT CONVERSATIONS WITH AMERIPATH CEO JIM NEW, WE BELIEVE 2004 COULD SEE EBITDA AND EPS GROWTH APPROACHING 30% AND 40% RESPECTIVELY. (THIS PROJECTION, WHICH WE BELIEVE IS THE MOST LIKELY, AND THE ANALYSES ELSEWHERE IN THIS VALUATION SUMMARY, ARE BASED ON OUR "BASE" CASE. WE HAVE ALSO RUN "LOWER" AND "BETTER" CASES WHICH HAVE EBITDA GROWTH OF 14% AND 43% RESPECTIVELY, AND EPS GROWTH OF 20% AND 56%, RESPECTIVELY.) The reasons for our expectations are straightforward, conservative and simply quantifiable:

     a. Projected outpatient organic revenue growth of 10%-15% (versus historical 20%-30%)
     b. Projected inpatient organic revenue growth of 2%-5% (versus historical 10%-20%)
     c.  Expected acquired revenue of $10-$30mm
     d. Expected base gross profit margin of 50.0%-51.5% (versus historical 51%-52%)
     e. Projected gross margin improvement of 0.5%-l% based on retail replacement of wholesale national lab business (50% margin instead of 25% on $23mm = +$6mm)
     f. Projected bad debt expense of 9.5%-10.9% (versus 2002's 12.0%) due to mix shift between outpatient (5% bad debt) and inpatient (20% bad debt) and management information systems consolidation

     This analysis also does not give any benefit for either potential malpractice insurance savings in 2004 over 2003's start-up costs (related to the organization of their captive self-insurer) or any potential improvement in Medicare reimbursement beyond AmeriPath's forecast.

 2) LEVERAGED BUY-OUT MODELS

     We believe that an LB0 buyer could support a much higher price while still achieving a target IRR of 20%-30%. Assuming that Welsh Carson acquired their 4.9% stake at $15.00 per share, WE BELIEVE THIS DEAL WILL YIELD THEM A 39% IRR OVER FIVE YEARS - WELL ABOVE RETURNS TYPICALLY EXPECTED IN LB0 TRANSACTIONS CURRENTLY. WELSH CARSON COULD PAY NEARLY $27 AND STILL EXPECT TO GENERATE A MARKET RETURN OF 25% IRR FOR FIVE YEARS. We believe that, if the transaction were consummated at $21.25, Welsh Carson would be able to flip AmeriPath within three years at a multiple between their purchase price and that of comparable transactions - potentially generating an IRR above 70%. If Welsh Carson is unwilling to recognize this by paying a higher price to AmeriPath stockholders now, WE

    BELIEVE THAT ANOTHER SPONSOR USING THE SAME ASSUMPTIONS WITHOUT A PRE-EXISTING 4.9% STAKE COULD REASONABLY EXPECT TO GENERATE A 25% FIVE-YEAR IRR WITH A PURCHASE PRICE ABOVE $26. A POTENTIAL LBO BUYER COULD REASONABLY EXPECT TO GENERATE THIS SAME 25% IRR BY BUYING AMERIPATH NINE MONTHS FROM NOW (BASED ON 2004 EXPECTED EARNINGS) FOR OVER $31.

3)  DISCOUNTED CASH FLOW ANALYSIS

    USING THE SAME ASSUMPTIONS AS JP MORGAN IN THEIR FAIRNESS OPINION FOR DIANON, namely a perpetual growth rate of free cash flow of 3%-4% and a discount rate of 10%-12%, WE DERIVE AN IMPLIED VALUE OF THE DISCOUNTED CASH FLOWS OF AMERIPATH FROM $31 TO $47 PER SHARE.

4)  ACCRETION-DILUTION ANALYSIS FOR STRATEGIC BUYERS

    THIS TRANSACTION COULD HAVE AN ENTIRELY DIFFERENT COMPLEXION IF THE TWO MOST LIKELY STRATEGIC BUYERS, QUEST AND LABCORP, WERE NOT OCCUPIED WITH OTHER LARGE ACQUISITIONS. Using the same assumptions as research analyst Bill Bonello of Wachovia (an all cash-transaction with interest at 5.0% and tax at 40%) WE FIND THAT A TRANSACTION EXPECTED TO BE BREAK-EVEN TO QUEST AND LABCORP IN 2003 WOULD COMMAND A DEAL PRICE ABOVE $56 PER SHARE AND BE ACCRETIVE TO QUEST'S PROJECTED 2004 EPS BY 4.2% AND LABCORP'S BY 5.5%. If the deal were struck at $30 by the strategics in order only to outbid financial sponsors, we would expect it to be 6.5% and 9.4% accretive to Quest in 2003 and 2004, and 8.2% and 12.3% accretive to LabCorp in 2003 and 2004 - all without revenue or cost synergies!

 5) COMPARABLE TRANSACTIONS ANALYSIS

    Using the transactions from JP Morgan's fairness opinion for Dianon (and including the Dianon deal), we derive a mean EBITDA multiple of 13.2x for recent comparable deals, 76% higher than the 7.5x multiple offered by Welsh Carson for AmeriPath. WERE AN OFFER FOR AMERIPATH TO BRIDGE ONLY HALF THIS DISCREPANCY, THE DEAL PRICE WOULD BE OVER $31 PER SHARE.

 6) COMPARABLE PUBLICLY TRADED COMPANIES ANALYSIS

    Our analysis of publicly-traded comparable companies shows an average 2002 EBITDA multiple of 9.7x versus the Welsh Carson deal at 7.5x. This is a discrepancy of 29% in spite of the control premium that the seller should demand in a change of control transaction. Furthermore, this sector has experienced a decline in its EBITDA multiple of 44% since the beginning of this year while (prior to the Welsh Carson announcement) AmeriPath's multiple has declined 46%. Even bridging this multiple discrepancy does not compensate for initiating this transaction at a valuation low-point for the entire sector. NONETHELESS, THE 2003 EBITDA MULTIPLE OF THE PUBLICLY-TRADED COMPARABLES YIELDS AN AMERIPATH PRICE OF $24-$25. EVEN IF THIS DEPRESSED MULTIPLE ENVIRONMENT HOLDS, THIS SAME FORWARD MULTIPLE WOULD YIELD $34 TO $35 BY THE FALL OF 2003 ONCE AMERIPATH BEGINS TO TRADE ON THE BASIS OF 2004'S PROJECTIONS.